AB 4/7/06 *

SECU[illegible] 06007459 [illegible]MISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53059

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
UBS International Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
101 Park Avenue
(No. and Street)

New York	New York	10178
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael Quinn **212-916-2300**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 12 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Michael Quinn**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of UBS International Inc., as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

CFO

Title

Notary Public

ABDOU SAKHO FALL
Notary Public, State of New York
No. 01FA6084855
Qualified in New York County
Certificate Filed in Bronx County
Commission Expires December 31, 2006

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

UBS International Inc.

Consolidated Statement of Financial Condition

December 31, 2005

Contents

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Registered Public Accounting Firm

The Stockholder of
UBS International Inc.

We have audited the accompanying consolidated statement of financial condition of UBS International Inc. (the "Company") as of December 31, 2005. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition, referred to above presents fairly, in all material respects, the consolidated financial position of UBS International Inc. at December 31, 2005, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

February 28, 2006

UBS International Inc.

Consolidated Statement of Financial Condition

December 31, 2005

Assets	
Cash and cash equivalents	$ 28,235,182
Employee forgivable loans, net of accumulated amortization of $15,478,269	26,294,210
Office equipment and leasehold improvements, net of accumulated depreciation and amortization of $7,668,644	7,296,372
Receivables from affiliates	803,483
Deferred income taxes	4,626,973
Other assets	1,830,642
Total assets	$ 69,086,862
Liabilities and Stockholder's equity	
Liabilities:	
Payables to affiliates	$ 6,172,996
Accrued compensation and benefits	6,844,709
Other liabilities and accrued expenses	2,189,385
	15,207,090
Subordinated borrowings	10,000,000
Stockholder's equity:	
Common stock ($0.01 par value; 500,000 shares authorized, issued and outstanding)	5,000
Additional paid-in capital	37,214,177
Retained earnings	6,660,595
	43,879,772
Total liabilities and stockholder's equity	$ 69,086,862

See notes to consolidated statement of financial condition.

UBS International Inc.

Notes to Consolidated Statement of Financial Condition

December 31, 2005

1. Organization and Description of Business

The consolidated statement of financial condition includes the balances of UBS International Inc. and its wholly owned subsidiary UBS International Hong Kong Limited (collectively "UBSI" or the "Company"). All material intercompany balances and transactions have been eliminated. The Company is a wholly-owned subsidiary of UBS Americas Inc. ("UBS Americas") which is a wholly-owned subsidiary of UBS AG ("UBS"), a bank organized under the laws of Switzerland, which conducts banking and related financial business in the United States for corporate and other customers.

The Company is engaged in one principal line of business, that of serving the investment and capital needs of individual and institutional clients. The Company is a registered broker-dealer with the Securities and Exchange Commission (the "SEC"), and is a member of the National Association of Securities Dealers (the "NASD"), and the National Futures Association (the "NFA").

Clearing and depository operations for the Company's clients are provided by UBS Financial Services Inc. ("UBSFSI"), an affiliated clearing broker-dealer, on a fully disclosed basis.

2. Summary of Significant Accounting Policies

Cash and Cash Equivalents

Cash and cash equivalents represents cash on deposit at banks and highly liquid investments not held for resale, with a maturity of three months or less. On December 31, 2005, the Company held $26,203,041 of commercial paper which qualifies as cash equivalents. It is the Company's policy to purchase only such commercial paper that qualifies as an allowable asset for Net Capital Under Rule 15c3-1.

2. Summary of Significant Accounting Policies (continued)

Amortization and Depreciation

The Company depreciates office equipment using the straight-line method over estimated useful lives of three to ten years. Leasehold improvements are amortized over the lesser of ten years, the estimated useful life of the asset or the remaining term of the lease.

Employee Forgivable Loans

The Company has entered into various agreements with its brokers whereby certain brokers receive a forgivable loan. These employee forgivable loans ("EFL's") have been capitalized on the Consolidated Statement of Financial Condition and are being amortized on a straight-line basis over the terms specified in each agreement. During the year, the Company issued EFL's of $12,653,135.

Income Taxes

The Company is included in the consolidated federal income tax return and certain combined state and local tax returns of UBS Americas. Federal and state and local taxes are provided on a separate return basis.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from these estimates.

2. Summary of Significant Accounting Policies (continued)

Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") 123 (R), "Share-Based Payment" ("SFAS 123(R)"). SFAS 123(R) is a revision of SFAS 123, Accounting for Stock-Based Compensation ("SFAS 123") and supercedes APB Opinion 25, Accounting for Stock Issued to Employees. SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values at the date of grant. SFAS 123(R) is effective for interim or annual reporting periods beginning after June 15, 2005 with earlier application permitted. The Company adopted SFAS 123(R) effective January 1, 2005 using the modified prospective method. Further information regarding the adoption of SFAS 123(R) can be found in Note (7).

3. Transactions with Customers

For transactions where the Company, through the affiliated clearing broker, extends credit to customers, the Company seeks to control the risks associated with these activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company and the affiliated clearing broker monitor required margin levels daily and, pursuant to such guidelines, request customers to deposit additional collateral or reduce securities positions when necessary.

4. Office Equipment and Leasehold Improvements

Office equipment and leasehold improvements, at cost, consist of the following:

Office equipment	$ 4,729,062
Leasehold improvements	10,235,954
	14,965,016
Less accumulated depreciation	7,668,644
	$ 7,296,372

During 2005, net leasehold improvements of $1,947,087 were transferred to the affiliated clearing broker.

5. Liability Subordinated to Claims of General Creditors

Under the terms of a revolving subordinated loan agreement approved by the NASD, UBS Americas has agreed to make loans to the Company up to a maximum of $20,000,000, from time to time, which mature on December 31, 2015 at the lender's cost of funds. On December 31, 2005, there was $10,000,000 outstanding.

This loan is subordinated to all claims of general creditors of the Company, constitutes part of the Company's net capital under the SEC Uniform Net Capital Rule and may be repaid only if, after giving effect to such repayment, the Company continues to meet its minimum net capital requirements and subject to certain notification and other provisions of the net capital rule.

6. Commitments and Contingencies

The Company leases office space under one five-year non-cancellable lease, with certain renewal options for like terms.

At December 31, 2005, the Company's future minimum rental commitments based upon the terms (including escalation costs) under non cancellable leases that have an initial or remaining term of one year or more were as follows:

2006	$ 54,895
2007	46,886
	$ 101,781

In the ordinary course of business, the Company is a defendant or co-defendant in legal actions primarily relating to its broker-dealer activities. It is the opinion of management, after consultation with counsel, that the resolution of these actions will not have a material adverse effect on the financial position and results of operations of the Company.

7. Employee Incentive Awards

Employees of the Company are covered under UBS's various Stock Option and Award Plans (the "Plans"), which provide for the granting of nonqualified stock options, cash and restricted stock awards, and other stock based awards.

7. Employee Incentive Awards (continued)

Restricted stock awards are granted to key employees through the UBS Equity Ownership Plan ("EOP"). The awards are mandatory deferrals from the employee's year-end incentive bonus that is above a certain level, and are expensed up front in the performance year. The awards generally contain restrictions on sales and transfers ranging from three to five years. The restricted stock awards are subject to forfeiture if the employee terminates employment prior to the end of the prescribed restriction period.

Effective January 1, 2005, the Company adopted the provisions of SFAS 123(R) using the modified prospective method. Under this method, compensation costs for the portion of awards for which the service period has not been rendered that are outstanding (unvested) as of the effective date shall be recognized as the service is rendered on or after the effective date. However, as a number of UBS share award plans contain clauses which permit the employee to voluntarily terminate employment and continue to vest in their awards provided they do not join a competitor, the Company recognizes these costs in the year of performance. For all other plans where the aforementioned clause does not exist, the Company determines the fair value of share and option awards on the date of grant, and will be expensed over the vesting period. Prior periods were not restated, in accordance with the provision of SFAS 123(R).

Awards are granted to employees by UBS and are settled by UBS.

Certain eligible employees of the Company participate in the UBSFSI PartnerPlus Plan (the "PartnerPlus Plan"), a nonqualified deferred compensation plan. Under the PartnerPlus Plan, the Company makes annual contributions and the employee may elect to make voluntary pre-tax contributions, subject to a maximum percentage of the Company contribution. The Company and employee contributions earn tax-deferred interest and are subject to certain vesting provisions, generally over a six to ten year period.

8. Employee Benefit Plans

Eligible employees of the Company were included in the defined benefit plan of UBS Americas, which was frozen in 1998.

Additionally, employees of the Company are eligible to participate in the UBS Americas 401(k) Plus Plan, which includes an employee savings investment plan and a defined contribution pension plan.

UBS Americas also provided life insurance and health care benefits to employees of the Company.

9. Related Party Transactions

The Company has revenue sharing agreements with UBSFSI and UBS Securities LLC whereby the Company is allocated a selling concession by the affiliates when customers introduced by the Company to the affiliates acquire securities underwritten by the affiliates.

The Company has also entered into a revenue sharing agreement with UBS AG, New York Branch (the "Branch") whereby the Company is allocated interest on introduced customers un-invested balances.

UBSFSI remits interest earned on all margin debit balances of customers introduced by the Company pursuant to a correspondent clearing agreement.

The Company has entered into a contractual arrangement with the Branch pursuant to which it utilizes the administrative services of the Branch, including personnel and facilities, and is allocated a charge for their usage. In addition, the Company pays for administrative services provided by UBSFSI.

Revenues and expenses related to the activities discussed in the preceding paragraphs are paid through the intercompany account. Additionally, Payables to affiliates includes revenues and expenses incurred in the normal course of business and paid by UBSFSI.

10. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1"), which specifies, among other requirements, minimum net capital requirements for registered broker-dealers. The Company uses the aggregate indebtedness method permitted by Rule 15c3-1 which requires the Company to maintain minimum net capital, as defined, and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1. At December 31, 2005, the Company had net capital of $13,734,411, which exceeded its requirement by $13,955,671. The Company's ratio of aggregate indebtedness to net capital was 1.09 to 1 at December 31, 2005.

11. Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. For financial reporting purposes, the net deferred tax asset of $4,626,973 is reflected without reduction for a valuation allowance and is primarily attributable to employee benefits.

12. Financial Instruments

Substantially all of the Company's financial instruments are carried at fair value or amounts approximating fair value. Assets, including cash and employee forgivable loans, are carried at fair value or contracted amounts, which approximate fair value. Similarly, liabilities and certain payables are carried at fair value or contracted amounts approximating fair value.

13. Guarantees

The Company applies the provisions of the Financial Accounting Standards Board's Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others" ("FIN 45") which provides accounting and disclosure requirements for certain guarantees. The Company has agreed to indemnify the clearing broker for losses that it may sustain from the customer accounts introduced by the Company. At December 31, 2005, the total amount of customer balances maintained by its clearing broker and subject to such indemnification was approximately $268,272,461. In accordance with applicable margin lending practices, customer balances are typically collateralized by customer securities or supported by other types of recourse provisions. At December 31, 2005, there were no amounts recorded as a liability pursuant to this indemnification.